82-34631

JCDecaux



03024909

03 JUL 30 AM 7:21

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

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Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
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Macao
Malaisie
Mexique
Norvège
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République Tchèque
Royaume-Uni
Singapour
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Suède
Suisse
Thaïlande
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Neuilly-sur-Seine, 28th July 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached a press release in relation to the first half 2003 revenues of JCDecaux SA.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact the undersigned, by e-mail, patrick.gourdeau@jcdecaux.fr, or by phone 33 1 30 79 70 20, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Patrick Gourdeau
General Counsel

dlw 7/30

JCDecaux SA

FILE 82-5247

JCDecaux

FIRST HALF 2003 REVENUES IN LINE WITH GROUP EXPECTATIONS

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macao
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 24 July 2003 – JCDecaux SA (Euronext Paris: DEC) today announced its revenues for the six months ended 30 June 2003, reporting a 2.8% decrease to €758.2 million compared to the same period last year. During the same period, excluding acquisitions and adjusting for currency, organic revenue growth was 1.0%. In the second quarter revenues were down 3.8% to €405.3 million (-0.4% on an organic basis), reflecting the difficult European advertising conditions during the period. Revenues for the first half are in line with the Company's comments in April.

Reported

(€ M)	2003			2002			Change (%)		
Reported	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**
Street Furniture	191.5	216.6	**408.2**	198.8	218.4	**417.2**	- 3.7%	- 0.8%	**- 2.2%**
Billboard	96.7	118.2	**214.9**	93.2	125.0	**218.2**	+ 3.8%	- 5.5%	**- 1.5%**
Transport	64.7	70.5	**135.1**	66.6	77.9	**144.5**	- 2.8%	- 9.5%	**- 6.5%**
Total	**352.9**	**405.3**	**758.2**	**358.6**	**421.3**	**779.9**	**- 1.6%**	**- 3.8%**	**- 2.8%**

Organic (excluding acquisitions/divestitures, adjusting for currency)

(€ M)	2003			2002			Change (%)		
Organic	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**
Street Furniture	195.8	221.1	**416.9**	198.8	218.4	**417.2**	- 1.5%	+ 1.2%	**- 0.1%**
Billboard	98.6	120.1	**218.7**	92.2	123.7	**215.9**	+ 7.0%	- 2.9%	**+ 1.3%**
Transport	72.5	77.0	**149.5**	66.6	77.9	**144.5**	+ 8.9%	- 1.1%	**+ 3.5%**
Total	**366.9**	**418.2**	**785.1**	**357.6**	**420,0**	**777.6**	**+ 2.6%**	**- 0.4%**	**+ 1.0%**

Street Furniture revenues for the first half declined by 2.2% to €408.2 million. During the same period, organic revenues, excluding acquisitions and adjusting for currency, decreased by 0.1%. In the second quarter, revenues decreased by 0.8% to €216.6 million (+1.2% on an organic basis), with depressed market conditions in Germany and the Netherlands being offset by growth in the UK, Spain, Central Europe, the United States and Australia.

JCDecaux

Billboard revenues for the first half declined by 1.5% to €214.9 million. During the same period, organic revenues, excluding acquisitions and adjusting for currency, increased by 1.3%. In the second quarter, Billboard revenues declined by 5.5% to €118.2 million (-2.9% on an organic basis), reflecting a challenging second quarter in the UK billboard market. In France, JCDecaux's Billboard business achieved sound growth and continued to outperform its key competitors.

Transport revenues for the first half declined by 6.5% to €135.1 million. During the same period, organic revenues, excluding acquisitions and adjusting for currency, increased by 3.5%. In the second quarter, Transport revenues decreased by 9.5% to €70.5 million (-1.1% on an organic basis), reflecting, as expected, the impact of the SARS disease, which affected the Company's airport and metro advertising business in Hong Kong. Elsewhere, the other transport markets of France, US, Spain, Portugal and Italy are showing good signs of a recovery.

Jean-François Decaux, Chairman of the Board and co-Chief Executive Officer, said:

"Despite the difficult economic environment, revenues for the first half of 2003 are in line with our previous expectations. While trading conditions in Europe remain challenging, we are beginning to see some signs of a recovery in the US where we achieved solid revenue growth during the first half.

Revenues in our Street Furniture business grew slightly in the second quarter, despite continued weakness in Germany and the Netherlands. The Billboard business remained challenging but we continue to take market share, reflecting earlier investment in the estate. As anticipated in April, SARS impacted the performance of the Transport division in the second quarter, although we are starting to see some signs of improvement.

While we are beginning to see some encouraging signs in the US, the advertising market remains challenging and we do not expect any recovery in the second half of 2003 in our key European markets. Against this background, and coupled with a decline in non-advertising revenues derived from the sale, rental and maintenance of street furniture, we now expect the organic revenue performance of our Street Furniture business in the second half to be broadly in line with the first half. Nevertheless, the combination of our leading market positions in Europe and well invested estate will ensure that the Group will benefit from a recovery in the advertising market in Europe.

Next information : H1 2003 results - 15 September 2003.

Key Figures:

- 2002 revenues : €1,578 million
- Listed on Euronext Paris ; included in the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

For more information, contact:

Press Relations
Raphaële Rabatel
Tel: +33 (0) 1 30 79 34 99
raphaele.rabatel@jcdecaux.fr

Financial Dynamics
Tim Spratt / Charles Palmer
Tel: +44 207 831 3113
Tim.spratt@fd.com

Investor Relations
Cécile Prévot
Tel: +33 (0) 1 30 79 79 93
cecile.prevot@jcdecaux.fr

****

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.